Exhibit 10.1

Modine Manufacturing Company
1500 DeKoven Avenue
Racine, Wisconsin 53403-2552
November 10, 2020	Tel. 262.636.1200
Fax 262.631.7720

Neil Brinker
[address]

Dear Neil:

On behalf of Modine Manufacturing Company (“Modine” or the “Company”), I am pleased to offer you the position of President and Chief Executive Officer (“CEO”), reporting to the Company’s Board of Directors (the “Board”), working at the Company’s headquarters at 1500 DeKoven Ave., Racine, Wisconsin.

Outlined below are the terms and conditions of your position with Modine. In developing this offer, our goal has been to provide you with an attractive and competitive compensation package as you undertake your new position with Modine on or about December 1, 2020 (the “Employment Start Date”). The agreement will be effective on the date you sign it (the “Effective Date”).  When you accept this offer and commence work on the Employment Start Date, the following will apply to you:

1.	Board Appointment. You will be appointed to the Board upon your Employment Start Date.

2.
Base Salary. Your starting base salary will be $800,000.00 (or as paid bi-weekly by Modine $30,769.23), less applicable taxes, deductions and withholdings . Your annual base salary will be reviewed annually, and may be changed at the discretion of the Board and the Officer Nomination and Compensation Committee (the “Committee”).

3.
Incentive Compensation. You are eligible to participate in Modine’s annual management incentive program.  Bonus awards are based on attainment of specified Company operating and financial goals.  For fiscal year 2021 (for clarity, the fiscal year ending 3/31/2021), your targeted annual management incentive opportunity is 100% of base annual salary, with upside potential to 200% of this target (effectively 200% of base salary), where your eligibility for such bonus shall be based upon results and performance in FY21, with any payout earned being pro-rated by the number of months you are employed in FY21, rounded to the nearest full month.   The terms and conditions of Modine’s annual management incentive program are subject to the discretion of the Committee and the Board.

4.
Equity Awards. Your targeted annual long-term incentive (LTI) opportunity for fiscal year 2021 is 250% of base salary in the form of 40% Restricted Stock Units, 20% Stock Options and 40% Performance Cash. The terms and conditions of these grants will be subject to the Modine Manufacturing Company 2020 Incentive Compensation Plan (the “2020 ICP”), as applicable, and will be similar to the long-term incentive awards granted to other senior executive officers of the Company for FY21.  Your FY21 LTI target will be pro-rated based on the number of months you are employed in FY21, rounded to the nearest full month.  Commencing with the fiscal year beginning April 1, 2021, you will be eligible for annual equity or long-term incentive awards under the 2020 ICP or any subsequent or similar plan adopted by Modine.   The terms and conditions of these grants  (including, without limitation, the form of award(s), vesting schedule, performance objectives, restrictive provisions, etc.) will be on terms and conditions similar to the annual long-term incentive awards granted to other senior executive officers of the Company at the time of such grants. Following FY21, the actual grant date value and form of any equity awards during your employment with Modine shall be determined in the discretion of the Committee and the Board.  All of such annual grants/vestings shall be subject to any applicable tax withholding or deductions.

5.	Sign-on Payment and other Make-Whole Arrangements. You will be entitled to receive:

a.
To replace unvested cash incentive compensation that will be forfeited upon your resignation from your prior employer, a Make Whole Cash award of Five Hundred and Seventy Four Thousand Dollars ($574,000) payable on the same date as any FY21 Modine Management Incentive Plan payment (estimated to be June, 2021), but in all cases payable in 2021, subject to normal payroll and income tax withholdings.   In the event of your death prior to receiving such payment, payment shall be made to your surviving spouse, or if none, your estate.

b.
To replace unvested equity incentive compensation that will be forfeited upon your resignation from your prior employer, Make Whole Equity awards off-setting unvested/forfeited Restricted Shares and Performance Shares from your current employer equity plans.   Details on these Make Whole Restricted Stock Unit and Performance Cash grants are outlined in Exhibit A attached to this agreement.

If within twelve (12) months of your Employment Start Date, you voluntarily terminate your employment with Modine without Good Reason (as defined in paragraph 13 below) and not due to your death or disability, or your employment is terminated by Modine for Cause (as defined in paragraph 13 below), you shall not be entitled to receive any unpaid portion of the Make Whole cash award, shall be required to repay Modine the full amount of any portion of the Make Whole cash award  paid to you prior to such termination, and shall be required to repay Modine for any monies paid to you for relocation expenses, as provided under paragraph 10.

6.	Clawbacks. All bonuses and equity grants are subject to Modine “clawback” policies as in effect from time to time, including any established under the Dodd-Frank Wall Street Reform.

7.
Stock Ownership. On the fifth anniversary of your Employment Start Date, you will be expected to hold shares of Modine stock with a value equal to five times your base salary.  For this purpose, share ownership shall be determined in accordance with Modine’s share ownership guidelines, and may be modified by the Committee.

8.
Benefits. Modine offers an excellent package of employee benefits, which includes, medical, dental, vision, life insurance, and other programs. In addition, you will be eligible to participate in the benefit plans available to Modine’s executive officers, including Modine’s  401(k) Retirement Savings Plan (please note: As a result of the impact that COVID-19 has had on our company, we have suspended the Modine Safe Harbor matching contributions to the 401(k) retirement savings plan until further notice), and the Modine Deferred Compensation Plan. Please refer to benefit plan documents for eligibility.

You will be expected to travel in connection with your employment. Modine will provide you with a corporate credit card to which these travel charges will be applied and will reimburse you for any additional reasonable business expenses incurred in connection with your employment, upon presentation of appropriate documentation in accordance with Modine’s expense reimbursement policies.

9.
Vacation and Holidays. You are eligible for vacation and holidays in accordance with Modine’s policy. You will receive four (4) documented weeks of vacation each fiscal year.  Your FY21 vacation eligibility will be pro-rated based on the number of months you are employed in FY21.   In addition, Racine-based employees enjoy thirteen (13) paid holidays annually.

10.
Relocation. This position shall be held in Racine, Wisconsin and it is understood that you will be relocating to the general Racine area at or near the time of your start date although the relocation of other members of your family may not occur for an extended period of time (currently expected to be June, 2021). Modine will provide you with up to Three Hundred Thousand Dollars ($300,000) in relocation expense support, with relocation services coordinated and administered by NEI, our relocation partner, as directed by you.  This support will include temporary executive-style accommodation proximate to the Modine office in Racine, travel between Racine and Erie, for you and your family, commissions and other expenses for the disposition of your residence in Erie, CO, packing, shipping, and installing your household effects in your new residence, and miscellaneous fees related to the acquisition of your new residence in the area of Racine.  Excluded from the foregoing would be renovations deemed desirable to either residence, purchases of new household effects, and personal expenses incurred in the process of relocating beyond normally reimbursable travel expenses for lodging, meals, and ground transportation.

11.
No Conflict with Prior Agreements. As a condition of Modine’s obligations under this agreement, you must provide a written waiver of the terms of any applicable restrictive covenants with your former employer or any entity affiliated with your former employer that may be triggered by your employment by Modine. The parties acknowledge that such waiver, in a form agreeable to Modine, has been received. By signing this agreement, you represent that your employment with Modine shall not breach any agreement you have with any third party.

12.
Obligations. During your employment, you shall devote your full business efforts and time to Modine. This obligation, however, shall not preclude you from engaging in appropriate civic, charitable or religious activities or, with the consent of the Board, from serving on the boards of directors of companies that are not competitors to Modine, as long as the activities do not materially interfere or conflict with your responsibilities to or your ability to perform your duties of employment at Modine. Any outside activities must be in compliance with and approved if required by Modine ‘s Code of Conduct or Corporate Governance Guidelines.

13.
Employment At-Will. Please understand that this letter does not constitute a contract of employment for any specific period of time, but will create an employment at-will relationship that may be terminated at any time by you or Modine, with or without cause and with or without advance notice. The at-will nature of the employment relationship may not be modified or amended except by written agreement signed by Modine’s Lead Independent Director (or Chairperson, as the case may be) and you. Notwithstanding the foregoing, if your employment is terminated by Modine without Cause or you resign for Good Reason, Modine will pay you a severance benefit equal to two times the sum of your base salary in effect at the time of the termination, payable in normal payroll period  installments over a two year period following your termination of employment, starting on the 60th day following such termination and ending on the two-year anniversary of the first payment, subject to any delays required pursuant to paragraph 20 below.  For this purpose, “Cause” means (i) your willful and continued failure to substantially perform your duties with the Company (other than any such failure resulting from physical or mental incapacity) after written demand for performance is given to you by the Company which specifically identifies the manner in which the Company believes you have not substantially performed and a reasonable time to cure has transpired, (ii) your conviction of a crime, the circumstances of which substantially relate to your job duties, (iii) your material breach of this agreement; or (iv) your commission of an act of dishonesty or of any willful act of misconduct which results in or could reasonably be expected to result in significant injury (monetarily or otherwise) to the Company, as determined in good faith by the Committee.  “Good Reason” shall be deemed to exist only if the Company shall fail to correct within 60 days after receipt of written notice from you specifying in reasonable detail the reasons you believe one of the following events or conditions has occurred (provided such notice is delivered by you no later than 30 days after the initial existence of the occurrence): (1) a material diminution of your then current aggregate base salary and target  annual incentive amount (other than pro rata reductions that also affect substantially all other similarly situated employees) without your prior written agreement; (2) the material diminution of your authority, duties or responsibilities as President and CEO of the Company without your prior written agreement; or (3) the relocation of your position with the Company to a location that is  greater than 50 miles from Racine, Wisconsin and that is also further from your principal place of residence, without your prior written agreement, provided that in all events the termination of your service with the Company shall not be treated as a termination for “Good Reason” unless such termination occurs not more than six (6) months following the initial existence of the occurrence of the event or condition claimed to constitute “Good Reason.”  In addition, Modine will provide you with a separate change in control agreement promptly following the  Employment Start Date providing that in the event of a qualifying termination within twenty-four (24) months following a change in control of Modine, you will receive two and one-half times your annual base salary and two and one-half times your annual incentive target bonus.  The terms of that benefit shall be subject to the terms and conditions of the Change in Control Agreement as approved by the Board and the Committee and any severance benefits provided upon such a qualifying termination under the Change in Control Agreement shall be in lieu of the severance benefits under this paragraph 13 .  All severance benefits are conditioned on your signing a full release of any and all claims against Modine in a release form acceptable to Modine after the termination of your employment and your not revoking such release pursuant to any revocation rights afforded by applicable law (all within 60 days after your termination of employment or such shorter period as may be specified by the Company).   Upon termination of your employment, you hereby resign as of the date of such termination as a director and officer of Modine and its affiliates and subsidiaries and as a fiduciary of any of its or their benefit plans, and you agree to promptly execute and deliver upon such termination any document reasonably required by Modine to evidence the foregoing.

14.
Code of Conduct and Modine Policies. Modine is committed to creating a positive work environment and conducting business ethically. As an employee of Modine, you will be expected to abide by the Company’s policies and procedures including Modine’s Code of Conduct and Modine’s Corporate Governance Guidelines. Modine requests that you review, sign and bring with you on your Employment Start Date, the enclosed Code of Conduct Acknowledgment Form.

15.
Confidentiality. During your employment with the Company, the Company will provide you with Confidential Information relating to the Company, its business and clients, the disclosure or misuse of which would cause severe and irreparable harm to the Company. You agree that all Confidential Information is and shall remain the sole and absolute property of the Company. Upon the termination of your employment with the Company for any reason, you agree to immediately return to the Company all documents and materials that contain or constitute Confidential Information, in any form whatsoever, including but not limited to, all copies, abstracts, electronic versions, and summaries thereof. You further agree that, without the written consent of the Board of Directors, you will not disclose, use, copy or duplicate, or otherwise permit the use, disclosure, copying or duplication of any Confidential Information of the Company, other than in connection with the authorized activities conducted in the course of your employment with the Company. You agree to take all reasonable steps and precautions to prevent any unauthorized disclosure, use, copying or duplication of Confidential Information. For purposes of this Agreement, Confidential Information means any and all financial, technical, commercial or other information concerning the business and affairs of the Company that is confidential and proprietary to the Company.

16.	Noncompetition; Nonsolicitation.

a.
During Employment.  You agree that during the time of your employment with Company, you will not, directly or indirectly, perform duties as or for a Competitor, or participate in the inducement of or otherwise encourage Company clients, or vendors to currently and/or prospectively breach, modify, or terminate any agreement or relationship they have or had with Company.

b.
Post-Employment Non-Competition.  For a period of 24 months following the termination of your employment with Company, you will not, directly or indirectly, perform duties as or for a Competitor that are the same as or similar to the duties performed by you for the Company at any time during any part of the 24 month period preceding the termination of your employment with Company anywhere in the Territory.  The term “Competitor” shall mean any corporation, person, firm or organization (or division or part thereof) engaged in or about to become engaged in research and development work on, or the production and/or sale of, any product or service which is directly competitive with any product or service of the Company about which you acquired Confidential Information by reason of your work with the Company.  The term “Territory” shall mean the geographic territory in which the Company conducted business during any part of the 24 month period preceding the termination of your employment with the Company.

c.
Post-Employment Non-Solicitation of Clients.  For a period of 24 months following the termination of your employment with Company, you will not, directly or indirectly, market, sell or provide, or attempt to market, sell or provide, to any Restricted Client any products or services of the type marketed, sold or provided by you (or your direct reports) on behalf of the Company at any time during any part of the 24 month period preceding the termination of your employment with Company.  The term “Restricted Client” means any individual or entity (i) for whom/which the Company sold or provided products or services; and (ii) with whom/which you, or a Company employee or agent acting under your direct supervision, had contact on behalf of the Company, or about whom/which you acquired non-public or proprietary information as a result of your employment by the Company, in the case of both (i) and (ii), above, during any part of the 24 month period preceding the termination of your employment with Company.

d.
Post-Employment Non-Solicitation of Restricted Persons.  For a period of 24 months following the termination of your employment with Company, you will not, directly or indirectly, solicit any Restricted Person to provide services to or on behalf of a person or entity in a manner reasonably likely to pose a competitive threat to the Company.  The term “Restricted Person” means an employee of the Company at the time of the solicitation who is (i) a top-level employee of the Company, has special skills or knowledge important to the Company, or has skills that are difficult for the Company to replace; and (ii) is an employee with whom Employee had a working relationship or about whom Employee acquired or possessed specialized knowledge in connection with Employee’s employment with the Company, during the 24 month period preceding the termination of your employment with the Company.

17.
Non-Disparagement. You agree, other than with regard to employees in the good faith performance of your duties with the Company while employed by the Company, both during and for five (5) years after your employment with the Company terminates, not to knowingly disparage the Company or its officers, directors, employees or agents in any manner likely to be harmful to it or them or its or their business, business reputation or personal reputation. This paragraph shall not be violated by statements by you which are truthful, complete and made in good faith in response to legal process or governmental inquiry or as allowed by applicable law. You also agree that any breach of this non-disparagement provision by you shall be deemed a material breach of this agreement.

18.
Entire Agreement. This agreement and the referenced documents and agreements constitute the entire agreement between you and Modine with respect to the subject matter hereof and supersede any and all prior or contemporaneous oral or written representations, understandings, agreements or communications between you and Modine concerning those subject matters.

19.
Eligibility to Work in the United States. In order for Modine to comply with United States law, we ask that on your Employment Start Date you bring to Modine appropriate documentation to verify your authorization to work in the United States. Modine may not employ anyone who cannot provide documentation showing that they are legally authorized to work in the United States.

20.
IRC 409A. This agreement is intended to comply with or be exempt from the provisions of Section 409A of the Internal Revenue Code (the “Code”) and shall be interpreted and administered accordingly. If any provision or term of this Agreement would be prohibited by or inconsistent with the requirements of Section 409A of the Code, then such provision or term shall be deemed to be reformed to comply with Section 409A of the Code.  Each severance payment shall be treated as a separate and distinct “payment” for purposes of Code Section 409A. Accordingly, any such payments that would otherwise be payable (i) within 2-½ months after the end of Modine’s taxable year in which the right to payment is no longer subject to a substantial risk of forfeiture, or (ii) within 2-½ months after your taxable year in which the right to payment is no longer subject to a substantial risk of forfeiture, whichever occurs later (the “Short Term Deferral Period”), are exempt from Code Section 409A. Furthermore, any such payments paid after the Short-Term Deferral Period which meet the conditions for the severance pay exception under Section 409A shall also be exempt from Section 409A.   A termination of employment shall not be deemed to have occurred for purposes of any provision of this letter agreement providing for the payment of any amounts or benefits upon or following a termination of employment that are considered “nonqualified deferred compensation” under Section 409A of the Code unless such termination is also a “separation from service” within the meaning of Section 409A of the Code and, for purposes of any such provision of this letter agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” If you are deemed on the date of termination to be a “specified employee” within the meaning of that term under Section 409A(a)(2)(B) of the Code, then with regard to any payment that is considered non-qualified deferred compensation under Section 409A of the Code payable on account of a “separation from service,” such payment or benefit shall be made or provided at the date which is the earlier of (A) the date that is immediately following the expiration of the six (6)-month period measured from the date of such “separation from service” of you, and (B) the date of your death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this paragraph (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this letter agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.  Further, any reimbursements to be provided by the Company pursuant to this agreement shall be paid to you pursuant to the applicable Company reimbursement policy, but in no event later than the calendar year following the calendar year in which you incur the expense.

21.	Background Check. You represent that all information provided by you to Modine or its agents with regard to your background is true and correct.

22.
Pre-Employment Drug Screen.  Please be aware that this offer is contingent upon your ability  to successfully complete a pre-employment drug screen. The drug screen will be scheduled following your acceptance of our offer.

23.
Choice of Law, Jurisdiction, Venue. This letter and all disputes arising hereunder or relating hereto shall be governed by the internal laws of the state of Wisconsin, without regard to its conflict of laws principles. EACH OF THE PARTIES HERETO (A) SUBMITS TO THE JURISDICTION OF THE STATE COURTS LOCATED IN THE COUNTY OF RACINE, WISCONSIN, U.S.A., OR THE U.S. FEDERAL DISTRICT COURT FOR THE EASTERN DISTRICT OF WISCONSIN WITH RESPECT TO ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS LETTER; (B) AGREES THAT ANY CLAIMS WITH RESPECT TO SUCH ACTION OR PROCEEDING SHALL BE HEARD OR DETERMINED ONLY IN SUCH COURT; (C) AGREES NOT TO BRING ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS LETTER IN ANY OTHER COURT UNLESS OR UNTIL SUCH COURT HAS FINALLY REFUSED TO EXERCISE JURISDICTION; AND (D) WAIVES ANY DEFENSE OF INCONVENIENT FORUM TO THE MAINTENANCE OF ANY ACTION OR PROCEEDING SO BROUGHT.

24.
Notices. All notices and other communications under this letter shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Brinker:

Neil Brinker
[address]

If to Modine:

Modine Manufacturing Company
1500 DeKoven Avenue
Racine, WI 53403
Attn: Sylvia Stein – General Counsel

25.
Consistency with Applicable Law.  You acknowledge and agree that nothing in this agreement prohibits you from reporting possible violations of law to any governmental agency, regulatory body or entity, from making other disclosures that are protected under any law or regulation, or from filing a charge with or participating in any investigation or proceeding conducted by a governmental agency or regulatory body.  You do not need the prior authorization of the Company’s legal department to make any such reports or disclosures and you are not required to notify the Company that you have made such reports or disclosures; however, the Company encourages you to do so.

26.
Severability.  The obligations imposed by, and the provisions of, this agreement are severable and should be construed independently of each other.  If any court of competent jurisdiction determines that any provision of this agreement is invalid or unenforceable, then such invalidity or unenforceability shall have no effect on the other provisions hereof, which shall remain valid, binding and enforceable and in full force and effect, and such invalid or unenforceable provision shall not affect the validity of any other provision.

We look forward to your joining Modine. Please indicate your acceptance of this offer by signing where indicated below and returning an executed copy of this offer to me at your earliest convenience.

Sincerely,

/s/ Marsha Williams

Modine Manufacturing Company
Marsha Williams - Chairperson

I accept this offer of employment with Modine Manufacturing Company and agree to the terms and conditions outlined in this letter.

/s/ Neil Brinker	20 November 2020
Neil Brinker	Date

Enclosures
Cc: HR file

Exhibit A – Make Whole Equity Awards

Outlined below are details related to the Make Whole equity awards Modine agrees to provide upon the commencement of employment.

Valuation of Unvested/Forfeited Equity:  To determine the value of unvested/forfeited equity, Modine will use the average closing share price of the prior employer for the 20 trading days preceding the Effective Date.  The value of the unvested/forfeited prior employer equity will then be translated into like kind an equivalent value of Modine restricted stock units (RSUs) or Performance Cash with the number of RSUs determined by the average closing Modine share price for the 20 trading days preceding the Effective Date and, for Performance Cash, the dollar value equivalent.

Make Whole RSU Grants: Upon the Employment Start Date, Modine will make four (4) equity awards, granting Modine RSUs in equivalent value and vesting schedules to the prior employer’s unvested and forfeited 2018, 2019, and 2020 RSU grants.
●	A Modine RSU grant with equivalent value to replace the prior employer’s unvested RSUs granted on 6/18/18, that will vest fully on 6/18/21.
●	A Modine RSU grant with equivalent value to replace the prior employer’s unvested RSUs granted on 2/22/19, with 50% vesting on 2/22/21 and 50% vesting on 2/22/22.
●	A Modine RSU grant with equivalent value to replace the prior employer’s unvested RSUs granted on 3/3/20, with 33% vesting on 3/3/21, 33% vesting on 3/3/22, and 33% vesting on 3/3/23.
●	A Modine RSU grant with equivalent value to replace the prior employer’s unvested RSUs granted on 5/3/2020, with 33% vesting on 5/3/2021, 33% vesting on 5/3/2022, and 33% vesting on 5/3/2023.

Vesting shall be contingent on your continued employment with Modine and all other terms and conditions of the Make Whole RSU Grants shall follow the standard Modine RSU form of award agreement used for RSU grants under the 2020 ICP, with the only differences being the vesting dates.

Make Whole Performance Cash Grants:  Upon the Employment Start Date, Modine will make a Performance Cash award in equivalent target value to the forfeited target value of the 2020 performance share unit grants granted to you by your prior employer.  This Performance Cash Award will be subject to the current (FY21-23) Modine Performance Cash award terms and provisions approved by the Committee, including performance period, financial metrics and a maximum 200% of target performance opportunity.